FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 23, 2018

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 4250708
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

Index

1.  Cellcom Israel Announces Third Quarter 2018 Results

2.  Cellcom Israel Ltd. and Subsidiaries - Condensed Consolidated Interim Financial Statements As at September 30, 2018 (Unaudited)

CELLCOM ISRAEL ANNOUNCES
THIRD QUARTER 2018 RESULTS
------------------------

Cellcom Israel concludes the third quarter of 2018 with total revenues of NIS 910 million and EBITDA1 of NIS 184 million

Nir Sztern, Cellcom CEO said:

●         "Approximately 120,000 households are within the coverage range of Cellcom
Israel's fiber optic network (as of today)"

●          "The Company entered into a memorandum of understanding with the Israel
Infrastructure Fund ("IIF") for co-investment in IBC"

●          "Cellcom tv service continues to succeed, and we maintain our position as the largest OTT TV player in the market with approximately 213,000 subscribing households (as of today)"

----

Third Quarter 2018 Highlights (compared to third quarter of 2017):

◾	Total Revenues totaled NIS 910 million ($251 million) compared to NIS 975 million ($269 million) in the third quarter last year, a decrease of 6.7%

◾	Service revenues totaled NIS 712 million ($196 million) compared to NIS 737 million ($203 million) in the third quarter last year, a decrease of 3.4%

◾	Operating income totaled NIS 33 million ($9 million) compared to NIS 83 million ($23 million) in the third quarter last year, a decrease of 60.2%

◾	Net income totaled NIS 1 million ($0.3 million) compared to NIS 32 million ($9 million) in the third quarter last year, a decrease of 96.9%

▪	EBITDA[1] totaled NIS 184 million ($51 million) compared to NIS 226 million ($62 million) in the third quarter last year, a decrease of 18.6%

◾	Net cash from operating activities totaled NIS 194 million ($48 million) compared to NIS 205 million ($57 million) in the third quarter last year, a decrease of 5.4%

◾	Free cash flow[1] totaled NIS 34 million ($9 million) compared to NIS 105 million ($29 million) in the third quarter last year, a decrease of 67.6%

1 Please see "Use of Non-IFRS financial measures" section in this press release.

 Nir Sztern, the Company's Chief Executive Officer, referred to the results of the third quarter of 2018:

"During this quarter, we continued the implementation of the Company's strategic plan by deepening our activities in the fixed-line market with continued growth in the television service and in investment in independent optic-fiber infrastructure, which are expected to facilitate future saving in costs and improvement of the fixed-line segment profitability.

We are operating to improve the results in the cellular segment despite the competitive environment in this segment.

In recent months, we substantially accelerated the Company's independent fiber optic deployment, so that as of today approximately 120,000 households are within the coverage range of Cellcom Israel's fiber optic network and are able to join the "Super Fiber" service. This is only the first step towards the provision of widely deployed internet service over fiber optic.

Simultaneously, we are preparing for the completion of the IBC (the fiber optic initiative) transaction, so that within the next three years we will offer internet services over fiber optic to more than half a million households in Israel.

We announced today that we entered into a memorandum of understanding with the Israel Infrastructure Fund ("IIF"), for IIF's co-investment in IBC, which shall be carried out in equal parts between the Company and IIF. IIF's entry as equal partner to IBC, subject to completion of the transaction, is an important step in advancing both IBC and Internet infrastructure in Israel.

IIF, established in 2007, is the first and largest infrastructure fund in Israel specializing in the infrastructure sector. IIF currently manages $1.9 billion on behalf of its managed funds and is backed by leading Israeli financial institutions as well as investors from Europe & North America.

We believe that entering IBC in partnership with IIF and alongside Israel Electricity Company, will generate - already in the near future - a real revolution in the Internet infrastructure field in Israel and will place Cellcom Israel in a leading competitive position in the advanced landline infrastructure market.

Cellcom tv service continues to succeed, and we maintain our position as the largest OTT TV player in the market with approximately 213,000 subscribing households (as of today).

In the third quarter as well we continued to invest in the viewing experience of our customers and in adding new sports content as well as content for children. We are continuing to add new customers to the TV services including through our triple and quad paly packages, and we concluded the third quarter with an increase of 6.2% in services revenues in the fixed-line segment compared to the same quarter last year.

The impact of competition in the cellular segment continues and is reflected also in the current quarter, with a decline in service revenues of 9.2% compared to the corresponding quarter of last year, which is mainly due to the ongoing erosion in the prices of these services in light of the competition in the market.

During November, we launched a number of new and simple cellular plans, which include a higher monthly rate, along with an increase in the package's contents, without a built-in price increase at the end of the first year, as was customary until now.

During the third quarter, the Company's cellular subscriber base grew by approximately 16,000 net."

Shlomi Fruhling, Chief Financial Officer, said:

"The third quarter of 2018 was characterized by continued growth in the fixed-line segment due to continued recruitment of subscribers for television and internet services and further by an increase in international calling activity compared to the previous quarter. In the cellular segment the quarter was characterized by the continued increased competitive environment, despite a decrease in the amount of transfers between operators compared to the previous quarter. The increase in the cellular segment services revenues compared with the previous quarter is mainly due to positive seasonality in revenues from calls and internet packages overseas.

The decrease in revenues from end-user equipment compared with the previous quarter was due mainly to the decrease in the number of business days in the third quarter, due to the high number of holidays in the quarter.

EBITDA amounted to NIS 184 million in the quarter, compared with NIS 133 million in the previous quarter. The improvement in EBITDA is due to expenses recorded in the previous quarter in respect of the voluntary retirement plan of employees in the amount of NIS 26 million and other expenses, as well as an increase in service revenues and a decrease in operating expenses.

Free cash flow in the third quarter of 2018 amounted to NIS 34 million, compared with NIS 56 million in the previous quarter. Most of the decrease is due to a decline in collection from customers, from payments in respect of the voluntary retirement plan of employees, and on the other hand, a decrease in payments to the tax authorities."

Netanya, Israel – November 22, 2018 – Cellcom Israel Ltd. (NYSE: CEL; TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group") announced today its financial results for the third quarter of 2018.

The Company reported that revenues for the third quarter of 2018 totaled NIS 910 million ($251 million); EBITDA for the third quarter of 2018 totaled NIS 184 million ($51 million), or 20.2% of total revenues; net income for the third quarter of 2018 totaled NIS 1 million ($0.3 million). Basic earnings per share for the third quarter of 2018 totaled NIS 0.01 ($0.002).

Main Consolidated Financial Results:

	Q3/2018	Q3/2017	Change%	Q3/2018	Q3/2017
	NIS million			US$ million (convenience translation)
Total revenues	910	975	(6.7)%	251	269
Operating Income	33	83	(60.2)%	9	23
Net Income	1	32	(96.9)%	0.3	9
Free cash flow	34	105	(67.6)%	9	29
EBITDA	184	226	(18.6)%	51	62
EBITDA, as percent of total revenues	20.2%	23.2%	(12.9)%

Main Financial Data by Operating Segments:

	Cellular (*)			Fixed-line (**)			Inter-segment adjustments (***)		Consolidated results
NIS million	Q3'18	Q3'17	Change %	Q3'18	Q3'17	Change %	Q3'18	Q3'17	Q3'18	Q3'17	Change %
Total revenues	589	679	(13.3)%	362	339	6.8%	(41)	(43)	910	975	(6.7)%
Service revenues	443	488	(9.2)%	310	292	6.2%	(41)	(43)	712	737	(3.4)%
Equipment revenues	146	191	(23.6)%	52	47	10.6%	-	-	198	238	(16.8)%
EBITDA	111	160	(30.6)%	73	66	10.6%	-	-	184	226	(18.6)%
EBITDA, as percent of total revenues	18.8%	23.6%	(20.3)%	20.2%	19.5%	3.6%			20.2%	23.2%	(12.9)%

(*)	The segment includes the cellular communications services, end user cellular equipment and supplemental services.
(**)	The segment includes landline telephony services, internet services, television services, transmission services, end user fixed-line equipment and supplemental services.
(***)	Include cancellation of inter-segment revenues between "Cellular" and "Fixed-line" segments.

Financial Review (third quarter of 2018 compared to third quarter of 2017):

Revenues for the third quarter of 2018 decreased 6.7% totaling NIS 910 million ($251 million), compared to NIS 975 million ($269 million) in the third quarter last year. The decrease in revenues is attributed to a 16.8% decrease in equipment revenues and a 3.4% decrease in service revenues.

Service revenues totaled NIS 712 million ($196 million) in the third quarter of 2018, a 3.4% decrease from NIS 737 million ($203 million) in the third quarter last year.

Service revenues in the cellular segment totaled NIS 443 million ($122 million) in the third quarter of 2018, a 9.2% decrease from NIS 488 million ($135 million) in the third quarter last year. This decrease resulted mainly from the ongoing erosion in the prices of these services as a result of the competition in the cellular market.

Service revenues in the fixed-line segment totaled NIS 310 million ($85 million) in the third quarter of 2018, a 6.2% increase from NIS 292 million ($81 million) in the third quarter last year. This increase resulted mainly from an increase in revenues from internet and TV services. This increase was partially offset by a decrease in revenues from international calling services.

Equipment revenues totaled NIS 198 million ($55 million) in the third quarter of 2018, a 16.8% decrease compared to NIS 238 million ($66 million) in the third quarter last year. This decrease resulted mainly from a decrease in the amount of end user equipment sold in the cellular segment, which was partially offset by an increase in equipment sales in the fixed-line segment.

Cost of revenues for the third quarter of 2018 totaled NIS 645 million ($178 million), compared to NIS 670 million ($185 million) in the third quarter of 2017, a 3.7% decrease. This decrease resulted mainly from a decrease in the amount of end user equipment sold in the cellular segment and from a decrease in interconnect fees. This decrease was partially offset by an increase in fixed-line segment costs related to internet services and costs of TV services content.

Gross profit for the third quarter of 2018 decreased by 13.1% to NIS 265 million ($73 million), compared to NIS 305 million ($84 million) in the third quarter of 2017. Gross profit margin for the third quarter of 2018 amounted to 29.1%, down from 31.3% in the third quarter of 2017.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the third quarter of 2018 increased by 4.5% to NIS 232 million ($64 million), compared to NIS 222 million ($61 million) in the third quarter of 2017. This increase is primarily a result of an increase in amortization expenses of salaries and commissions expenses which were capitalized as part of customer acquisition costs, as a result of early adoption of an International Financial Reporting Standard (IFRS 15) as of the first quarter of 2017 (the "Adoption of IFRS15").

Operating income for the third quarter of 2018 decreased by 60.2% to NIS 33 million ($9 million) from NIS 83 million ($23 million) in the third quarter of 2017.

EBITDA for the third quarter of 2018 decreased by 18.6% totaling NIS 184 million ($51 million) compared to NIS 226 million ($62 million) in the third quarter of 2017. EBITDA as a percent of revenues for the third quarter of 2018 totaled 20.2%, down from 23.2% in the third quarter of 2017.

Cellular segment EBITDA for the third quarter of 2018 totaled NIS 111 million ($31 million), compared to NIS 160 million ($44 million) in the third quarter last year, a decrease of 30.6%, which resulted mainly from the ongoing erosion of service revenues.

Fixed-line segment EBITDA for the third quarter of 2018 totaled NIS 73 million ($20 million), compared to NIS 66 million ($18 million) in the third quarter last year, a 10.6% increase, which result mainly from an increase in activity in the internet and TV fields.

Financing expenses, net for the third quarter of 2018 decreased by 23.1% and totaled NIS 30 million ($8 million), compared to NIS 39 million ($11 million) in the third quarter of 2017. The decrease resulted mainly from a decrease in the Company's average debt level and from a decrease in the interest rate on the Company's debt.

Net Income for the third quarter of 2018 totaled NIS 1 million ($0.3 million), compared to NIS 32 million ($9 million) in the third quarter of 2017, a decrease of 96.9%.

Basic earnings per share for the third quarter of 2018 totaled NIS 0.01 ($0.002), compared to NIS 0.32 ($0.09) in the third quarter last year.

Operating Review

Main Performance Indicators - Cellular segment:

	Q3/2018	Q3/2017	Change (%)
Cellular subscribers at the end of period (in thousands)	2,825	2,805	0.7%
Churn Rate for cellular subscribers (in %)	10.0%	11.5%	(13.0)%
Monthly cellular ARPU (in NIS)	52.5	57.8	(9.2)%

Cellular subscriber base - at the end of the third quarter of 2018 the Company had approximately 2.825 million cellular subscribers. In this quarter, the Company's counting mechanism of M2M (machine to machine) subscribers was changed, so as that M2M subscribers are added to the cellular subscriber base only upon first use instead of at the time of sale as was done until the change. This change did not have a material effect on the prior subscriber data. During the third quarter of 2018 the Company's cellular subscriber base increased by approximately 16,000 net cellular subscribers.

Cellular Churn Rate for the third quarter of 2018 totaled 10.0%, compared to 11.5% in the third quarter last year.

The monthly cellular Average Revenue per User ("ARPU") for the third quarter of 2018 totaled NIS 52.5 ($14.5), compared to NIS 57.8 ($15.9) in the third quarter last year. The decrease in ARPU resulted mainly from the ongoing erosion in the prices of cellular services, resulting from the intense competition in the cellular market.

Main Performance Indicators - Fixed-line segment:

	Q3/2018	Q3/2017	Change (%)
Internet infrastructure field subscribers - (households) at the end of period (in thousands)	259	206	25.7%
TV field subscribers - (households) at the end of period (in thousands)	206	154	33.8%

In the third quarter of 2018, the Company's subscriber base in the internet infrastructure field increased by approximately 11,000 net households, and the Company's subscriber base in the TV field increased by 11,000 net households.

Financing and Investment Review

Cash Flow

Free cash flow for the third quarter of 2018 totaled NIS 34 million ($9 million), compared to NIS 105 million ($29 million) in the third quarter of 2017, a 67.6% decrease. The decrease in free cash flow resulted mainly from a decrease in receipts from customers and operators, from higher cash capital expenditures in fixed assets and from an increase in payments to employees due to the employee voluntary retirement plan from the second quarter of 2018. This decrease was partially offset by a decrease in purchase of end user equipment.

Total Equity

Total Equity as of September 30, 2018 amounted to NIS 1,654 million ($456 million) primarily consisting of undistributed accumulated retained earnings of the Company.

Cash Capital Expenditures in Fixed Assets and Intangible Assets and others

During the third quarter of 2018, the Company invested NIS 160 million ($44 million) in fixed assets and intangible assets and others (including, among others, investments in the Company's communications networks, investments in optic fibers deployment, information systems, software and TV set-top boxes and capitalization of part of the customer acquisition costs as a result of the Adoption of IFRS15), compared to NIS 114 million ($31 million) in the third quarter of 2017.

Dividend

On November 22, 2018, the Company's Board of Directors decided not to declare a cash dividend for the third quarter of 2018. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its continued adverse effect on the Company's results of operations, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's most recent annual report for the year ended December 31, 2017 on Form 20-F dated March 26, 2018, or the 2017 Annual Report, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures, Material Loans and Financial Liabilities

For information regarding the Company's outstanding debentures as of September 30, 2018, see "Disclosure for Debenture Holders" section in this press release.

For information regarding the Company's material loans as of September 30, 2018, see "Aggregation of the Information regarding the Company's Material Loans" section in this press release.

For a summary of the Company's financial liabilities as of September 30, 2018, see "Disclosure for Debenture Holders" section in this press release.

other developments during the third quarter of 2018 and subsequent to the end of the reporting period

IBC

In November 2018, following the Company's previous reports regarding the Company entering into an MOU for an investment in Israel Broadband Company, or IBC, (the "IBC MOU"), the Company entered into a memorandum of understanding with the Israel Infrastructure Fund ("IIF"), for IIF's co-investment in IBC together with the Company, which shall be carried out in equal parts between the Company and IIF through a joint investment vehicle (the "IIF MOU").

The IIF MOU includes, in addition to standard and customary conditions, principles of cooperation between the parties towards the execution of the definitive agreements for the investment in IBC, which shall be carried out in accordance with the IBC MOU, and other transaction documents and after the consummation of such investment in IBC, if and when occurs, including, among others, joint decision making processes and equal participation  in costs and financing of the investment, as well as certain adjustments in case an additional strategic investor joins the Company and IIF in investing in IBC.

The terms of the definitive agreement between the Company and IIF (to be entered together with the other transaction documents) as well as the terms of the definitive agreement and other transaction documents for the investment in IBC, are subject to further negotiations between the parties and approvals of the parties' Boards of Directors. If entered, the execution of the transaction will be subject to the previously reported precedent conditions, including regulatory approvals. There is no assurance that the parties will enter any of the said agreements, or that such agreements will be approved and executed, nor as to their timing and terms.

For additional details see the Company's 2017 Annual Report under "Item 3. Key Information – D. Risk factors – Risks related to our business - We face intense competition in all aspects of our business", "- Our investment in new businesses involves many risks" and "Item 4. Information on the Company –B. Business Overview – Competition – Fixed-Line Segment- Fixed-Line Infrastructure" and the Company's current reports on form 6-K dated August 8, 2018 and August 16, 2018 under "-Other developments during the second quarter of 2018 and subsequent to the end of the reporting period - Investment in IBC" and November 22, 2018.

Regulation

Cell sites

In October 2018, the previously reported draft regulations setting procedures for the construction, changes and replacement of radio access devices exempt from building permits, were enacted. Though these regulations reflect existing judicial limitations placed upon the Company's ability to make changes and replace radio access devices, they also introduce a new licensing procedure that may further reduce the Company's ability to construct new radio access devices based on such exemption. This may adversely affect the Company's existing networks and networks build-outs.

In addition, following conflicting district decisions concerning the company's ability to receive building permits in reliance on the current National Zoning Plan, or Plan, for cell sites operating in frequencies not specifically detailed in the frequencies charts attached to the Plan, the matter will now be decided by the supreme court.  In addition to the Company's existing frequencies not specifically detailed in the Plan, some of the frequencies to which the Company is required to transfer following the previously reported Ministry of Communication's requirement for frequency's migration, are also not specifically detailed in the Plan. Should the supreme court rule against the Company, it would have a material negative impact on the Company's ability to deploy additional cell sites or make any changes to them, and could adversely affect the Company's existing networks, which could negatively affect the extent, quality and capacity of the Company's network coverage and ability to continue to market the Company's products and services effectively.

For additional details see the Company's 2017 Annual Report under "Item 3. Key Information – D. Risk factors – Risks related to our business - We may not be able to obtain permits to construct and operate cell sites", "- We may be adversely affected by the significant technological and other changes in the telecommunications industry" and "Item 4. Information on the Company –B. Business Overview – Government Regulation – Cellular Segment - Permits for Cell Site Construction" and the Company's current report on form 6-K dated August 16, 2018 under "-Other developments during the second quarter of 2018 and subsequent to the end of the reporting period – Regulation – Frequencies".

Conference Call Details

The Company will be hosting a conference call regarding its results for the third quarter of 2018 on Thursday, November 22, 2018 at 10:00 am ET, 07:00 am PT, 15:00 UK time, 17:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141          UK Dial-in Number: 0 800 917 5108

Israel Dial-in Number: 03 918 0685          International Dial-in Number:  +972 3 918 0685

at: 10:00 am Eastern Time; 07:00 am Pacific Time; 15:00 UK Time; 17:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

 About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.825 million cellular subscribers (as at September 30, 2018) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2017.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.627 = US$ 1 as published by the Bank of Israel for September 30, 2018.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding expenses related to employee voluntary retirement plans and gain (loss) due to sale of subsidiaries); income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to EBITDA under "Reconciliation of Non-IFRS Measures" in the press release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities (including the effect of exchange rate fluctuations on cash and cash equivalents) excluding a loan to Golan Telecom, minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See "Reconciliation of Non-IFRS Measures" below.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial Position (Unaudited)

			Convenience
			translation
			into US dollar
	September 30,	September 30,	September 30,	December 31,
	2017	2018	2018	2017
	NIS millions		US$ millions	NIS millions

Assets
Cash and cash equivalents	461	773	213	527
Current investments, including derivatives	363	421	116	364
Trade receivables	1,265	1,172	323	1,280
Current tax assets	1	14	4	4
Other receivables	80	81	22	89
Inventory	57	64	18	70

Total current assets	2,227	2,525	696	2,334

Trade and other receivables	912	852	235	895
Property, plant and equipment, net	1,597	1,604	442	1,598
Intangible assets and others, net	1,247	1,287	355	1,260

Total non- current assets	3,756	3,743	1,032	3,753

Total assets	5,983	6,268	1,728	6,087

Liabilities
Current maturities of debentures and of loans from financial institutions	617	619	171	618
Trade payables and accrued expenses	590	609	168	652
Current tax liabilities	3	-	-	4
Provisions	113	107	29	91
Other payables, including derivatives	219	269	74	277

Total current liabilities	1,542	1,604	442	1,642

Long-term loans from financial institutions	462	334	92	462
Debentures	2,353	2,531	698	2,360
Provisions	20	20	6	21
Other long-term liabilities	34	4	1	15
Liability for employee rights upon retirement, net	12	15	4	15
Deferred tax liabilities	129	106	29	131

Total non- current liabilities	3,010	3,010	830	3,004

Total liabilities	4,552	4,614	1,272	4,646

Equity attributable to owners of the Company
Share capital	1	1	-	1
Share premium	-	259	71	-
Receipts on account of share options	-	17	5	-
Retained earnings	1,426	1,374	379	1,436

Non-controlling interests	4	3	1	4

Total equity	1,431	1,654	456	1,441

Total liabilities and equity	5,983	6,268	1,728	6,087

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income (Unaudited)

			Convenience translation into US dollar For the nine months ended September 30, 2018			Convenience translation into US dollar For the three months ended September 30, 2018

	For the nine months ended September 30,			For the three months ended September 30,			For the year ended December 31, 2017
	2017	2018		2017	2018
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Revenues	2,896	2,770	764	975	910	251	3,871
Cost of revenues	(2,000)	(1,985)	(547)	(670)	(645)	(178)	(2,680)

Gross profit	896	785	217	305	265	73	1,191

Selling and marketing expenses	(343)	(419)	(116)	(117)	(143)	(39)	(479)
General and administrative expenses	(313)	(274)	(76)	(105)	(89)	(25)	(426)
Other income (expenses), net	12	(26)	(7)	-	-	-	11

Operating profit	252	66	18	83	33	9	297

Financing income	38	38	11	12	14	4	52
Financing expenses	(152)	(137)	(38)	(51)	(44)	(12)	(196)
Financing expenses, net	(114)	(99)	(27)	(39)	(30)	(8)	(144)

Profit (loss) before taxes on income	138	(33)	(9)	44	3	1	153

Tax benefit (taxes on income)	(35)	4	1	(12)	(2)	(1)	(40)
Profit (loss) for the period	103	(29)	(8)	32	1	-	113
Attributable to:
Owners of the Company	102	(28)	(8)	32	2	-	112
Non-controlling interests	1	(1)	-	-	(1)	-	1
Profit (loss) for the period	103	(29)	(8)	32	1	-	113

Earnings (loss) per share
Basic earnings (loss) per share (in NIS)	1.02	(0.28)	(0.08)	0.32	0.01	0.002	1.11

Diluted earnings (loss) per share (in NIS)	1.02	(0.28)	(0.08)	0.32	0.01	0.002	1.10

Weighted-average number of shares used in the calculation of basic earnings (loss) per share (in shares)	100,609,241	105,395,757	105,395,757	100,616,595	113,165,757	113,165,757	100,654,935

Weighted-average number of shares used in the calculation of diluted earnings (loss) per share (in shares)	101,225,178	105,395,757	105,395,757	101,083,971	113,165,757	113,165,757	100,889,661

 Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

			Convenience translation into US dollar For the nine months ended September 30, 2018			Convenience translation into US dollar For the three months ended September 30, 2018

	For the nine months ended September 30,			For the three months ended September 30,			For the year ended December 31, 2017

	2017	2018		2017	2018
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from operating activities
Profit (loss) for the period	103	(29)	(8)	32	1	-	113
Adjustments for:
Depreciation and amortization	412	429	118	143	151	42	555
Share based payments	2	2	-	-	-	-	2
Gain on sale of property, plant and equipment	(2)	-	-	-	-	-	(1)
Gain on sale of shares in a consolidated company	(10)	-	-	-	-	-	(10)
Income tax expense (tax benefit)	35	(4)	(1)	12	2	1	40
Financing expenses, net	114	99	27	39	30	8	144

Changes in operating assets and liabilities:
Change in inventory	7	6	2	4	4	1	(6)
Change in trade receivables (including long-term amounts)	118	171	48	14	75	20	132
Change in other receivables (including long-term amounts)	(185)	(17)	(5)	(19)	(1)	-	(191)
Changes in trade payables, accrued expenses and provisions	(34)	(54)	(15)	(59)	(43)	(12)	(27)
Change in other liabilities (including long-term amounts)	(3)	20	6	10	(21)	(6)	28
Receipts from (payments for) derivative instruments, net	(3)	-	-	(3)	2	1	(3)
Income tax paid	(35)	(20)	(6)	(9)	(6)	(2)	(44)
Income tax received	41	-	-	41	-	-	42
Net cash from operating activities	560	603	166	205	194	53	774

Cash flows from investing activities
Acquisition of property, plant, and equipment	(274)	(270)	(74)	(37)	(102)	(28)	(346)
Additions to intangible assets and others	(171)	(167)	(46)	(77)	(58)	(16)	(237)
Acquisition of subsidiary, net of cash acquired	-	(2)	(1)	-	(2)	(1)	-
Change in current investments, net	(79)	(62)	(17)	(3)	(25)	(7)	(77)
Receipts from other derivative contracts, net	-	3	1	3	-	-	-
Proceeds from sale of property, plant and equipment	-	1	-	-	1	-	1
Interest received	10	9	3	2	2	1	12
Proceeds from sale of shares in a consolidated company, net of cash disposed	3	5	1	11	-	-	3
Net cash used in investing activities	(511)	(483)	(133)	(101)	(184)	(51)	(644)

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont'd) (Unaudited)

			Convenience translation into US dollar For the nine months ended September 30, 2018			Convenience translation into US dollar For the three months ended September 30, 2018

	For the nine months ended September 30,			For the three months ended September 30,			For the year ended December 31, 2017

	2017	2018		2017	2018
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from financing activities
Payments for derivative contracts, net	(3)	-	-	(3)	-	-	(3)
Long term loans from financial institutions	200	(78)	(21)	-	(28)	(7)	200
Repayment of debentures	(864)	(556)	(153)	(350)	(194)	(53)	(864)
Proceeds from issuance of debentures, net of issuance costs	-	618	170	-	222	61	-
Dividend paid	(1)	-	-	(1)	-	-	(1)
Interest paid	(160)	(115)	(32)	(74)	(50)	(14)	(175)
Acquisition of non-controlling interests	-	(19)	(5)	-	(19)	(5)	-
Equity offering	-	275	76	-	-	-	-

Net cash from (used in) financing activities	(828)	125	35	(428)	(69)	(18)	(843)

Changes in cash and cash equivalents	(779)	245	68	(324)	(59)	(16)	(713)

Cash and cash equivalents as at the beginning of the period	1,240	527	145	785	831	229	1,240

Effect of exchange rate fluctuations on cash and cash equivalents	-	1	-	-	1	-	-

Cash and cash equivalents as at the end of the period	461	773	213	461	773	213	527

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended September 30,			Year ended December 31,
			Convenience translation into US dollar
	2017	2018	2018	2017
	NIS millions		US$ millions	NIS millions
Profit for the period	32	1	-	113
Taxes on income	12	2	1	40
Financing income	(12)	(14)	(4)	(52)
Financing expenses	51	44	12	196
Other income	-	-	-	(1)
Depreciation and amortization	143	151	42	555
Share based payments	-	-	-	2
EBITDA	226	184	51	853

Free cash flow

The following table shows the calculation of free cash flow:

	Three-month period ended September 30,			Year ended December 31,
			Convenience translation into US dollar
	2017	2018	2018	2017
	NIS millions		US$ millions	NIS millions
Cash flows from operating activities(*)	205	195	54	774
Loan to Golan Telecom	-	-	-	130
Cash flows from investing activities	(101)	(184)	(51)	(644)
Sale of short-term tradable debentures and deposits(**)	1	23	6	65
Free cash flow	105	34	9	325

(*)  Including the effects of exchange rate fluctuations in cash and cash equivalents.
(**) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.
 (An Israeli Corporation)

Key financial and operating indicators

NIS millions unless otherwise stated	Q1-2017	Q2-2017	Q3-2017	Q4-2017	Q1-2018	Q2-2018	Q3-2018	FY-2017

Cellular service revenues	509	481	488	451	437	434	443	1,929
Fixed-line service revenues	279	292	292	303	304	300	310	1,166

Cellular equipment revenues	183	192	191	204	193	157	146	770
Fixed-line equipment revenues	37	39	47	59	39	76	52	182

Consolidation adjustments	(49)	(42)	(43)	(42)	(40)	(40)	(41)	(176)
Total revenues	959	962	975	975	933	927	910	3,871

Cellular EBITDA	159	158	160	118	112	71	111	595
Fixed-line EBITDA	42	79	66	71	68	62	73	258
Total EBITDA	201	237	226	189	180	133	184	853

Operating profit (loss)	67	102	83	45	45	(12)	33	297
Financing expenses, net	31	44	39	30	33	36	30	144
Profit (loss) for the period	26	45	32	10	7	(37)	1	113

Free cash flow	66	77	105	77	84	56	34	325

Cellular subscribers at the end of period (in 000's)	2,792	2,779	2,805	2,817	2,822	2,809	2,825	2,817
Monthly cellular ARPU (in NIS)	60.2	57.0	57.8	53.6	51.8	51.8	52.5	57.1
Churn rate for cellular subscribers (%)	12.0%	10.8%	11.5%	11.5%	9.5%	12.6%	10.0%	45.8%

Cellcom Israel Ltd.

Disclosure for debenture holders as of September 30, 2018

Aggregation of the information regarding the debenture series issued by the Company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 30.09.2018					As of 22.11.2018		Interest Rate (fixed)	Principal Repayment Dates		Interest Repayment Dates (3)	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books (2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
F (4)(5)(6) **	20/03/12	714.802	428.881	444.065	4.866	448.931	464.178	428.881	445.756	4.60%	05.01.17	05.01.20	January-5 and July-5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
G (4)(5)(6)	20/03/12	285.198	85.559	85.563	1.426	86.989	88.289	85.559	85.557	6.99%	05.01.17	05.01.19	January-5 and July-5	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
H (4)(5)(7)**	08/07/14 03/02/15* 11/02/15*	949.624	835.669	772.020	3.955	775.975	882.717	835.669	778.106	1.98%	05.07.18	05.07.24	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
I (4)(5)(7)**	08/07/14 03/02/15* 11/02/15* 28/03/16*	804.010	723.609	699.095	7.141	706.236	781.425	723.609	700.051	4.14%	05.07.18	05.07.25	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
J (4)(5)	25/09/16	103.267	103.267	103.570	0.610	104.180	109.463	103.267	104.003	2.45%	05.07.21	05.07.26	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
K (4)(5)**	25/09/16 01/07/18*	523.971	523.971	520.628	4.519	525.147	538.066	523.971	520.729	3.55%	05.07.21	05.07.26	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
L**	24/01/18	400.600	400.600	396.723	6.832	403.555	375.402	400.600	396.819	2.50%	05.01.23	05.01.28	January-5	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
Total		3,781.472	3,101.556	3,021.664	29.349	3,051.013	3,239.540	3,101.556	3,031.021

Comments:

(1) For a summary of the terms of the Company's outstanding debentures see the Company's 2017 Annual Report under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Debt Service - Public Debentures". In the reporting period, the Company fulfilled all terms of the debentures and Indentures. Debentures financial covenants - as of September 30, 2018 the net leverage (net debt to EBITDA excluding one time events ratio- see definition in the reference above to the Company's 2017 Annual Report) was 3.35. In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books. (3) Semi annual payments. (4) Regarding the debentures, the Company undertook not to create any pledge on its assets, as long as debentures or loans are not fully repaid, subject to certain exclusions. (5) Regarding the debentures - the Company has the right for early redemption under certain terms. (6) Regarding debenture Series F and G - in June 2013, following a second decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013. (7) In February 2015, pursuant to an exchange offer of the Company's Series H and I debentures for a portion of the Company's outstanding Series D and E debentures, respectively, the Company exchanged approximately NIS 555 million principal amount of Series D debentures with approximately NIS 844 million principal amount of Series H debentures, and approximately NIS 272 million principal amount of Series E debentures with approximately NIS 335 million principal amount of Series I debentures. Series D and E debentures were fully repaid in July 2017 and in January 2017, respectively.

(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.
(**) As of September 30, 2018, debentures Series F, H, I, K and L are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.

Cellcom Israel Ltd.

Disclosure for debenture holders as of September 30, 2018 (cont'd)

Debentures Rating Details*

Series	Rating Company	Rating as of 30.09.2018 (1)	Rating as of 22.11.2018	Rating assigned upon issuance of the Series	Recent date of rating as of 22.11.2018	Additional ratings between original issuance and the recent date of rating as of 22.11.2018 (2)
Rating
F	S&P Maalot	A+	A+	AA	08/2018	05/2012, 11/2012, 06/2013, 06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018	AA,AA-,A+ (2)
G	S&P Maalot	A+	A+	AA	08/2018	05/2012, 11/2012, 06/2013, 06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018	AA,AA-,A+ (2)
H	S&P Maalot	A+	A+	A+	08/2018	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018	A+ (2)
I	S&P Maalot	A+	A+	A+	08/2018	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018	A+ (2)
J	S&P Maalot	A+	A+	A+	08/2018	08/2016, 06/2017, 01/2018, 06/2018, 08/2018	A+ (2)
K	S&P Maalot	A+	A+	A+	08/2018	08/2016, 06/2017, 01/2018, 06/2018, 08/2018	A+ (2)
L	S&P Maalot	A+	A+	A+	08/2018	08/2016, 06/2017, 01/2018, 06/2018, 08/2018	A+ (2)

(1)	In August 2018, S&P Maalot affirmed the Company's rating of “ilA+/stable”.

(2)    In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. In June 2014, August 2014, January 2015, September 2015, March 2016, August 2016, June 2017, January 2018, June 2018 and August 2018 S&P Maalot affirmed the Company's rating of “ilA+/stable”. For details regarding the rating of the debentures see the S&P Maalot report dated August 23, 2018, included in the Company's current report filled in the Israeli Securities Authority website ("MAGNA") on August 23, 2018.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Aggregation of the information regarding the Company's Material Loans (1), in million NIS

Loan	Provision Date	Principal Amount as of 30.09.2018	Interest Rate (nominal)	Principal Repayment Dates (annual payments)		Interest Repayment Dates (semi-annual payments)	Linkage
				From	To
Loan from financial institution	06/2016	150	4.60%	30.06.18	30.06.21	June-30 and December-31, commencing December 31, 2016 through June 30, 2021	Not linked
Loan from bank	12/2016	112	4.90%	30.06.18	30.06.22	June-30 and December-30, commencing June 30, 2017 through June 30, 2022	Not linked
Loan from financial institution	06/2017	200	5.10%	30.06.19	30.06.22	June-30 and December-31, commencing December 31, 2017 through June 30, 2022	Not linked
Total		462

Comments:

(1) For a summary of the terms of the Company's loan agreements see the Company's 2017 Annual Report under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Other Credit Facilities" and the reference therein to "- Debt Service - Public Debentures". (2) In the reporting period, the Company fulfilled all terms of the loan agreements. (3) Loan agreements financial covenants - as of September 30, 2018 the net leverage (net debt to EBITDA excluding one-time events ratio- see definition in the reference above to the Company's 2017 Annual Report) was 3.35. (4) In the reporting period, no cause for early repayment occurred. (5) In the loan agreements, the Company undertook not to create any pledge on its assets, as long as the loans are not fully repaid, subject to certain exclusions. (6) According to the loan agreements the Company may prepay the loans, subject to a prepayment fee. (7) In June 2017, the Company entered into an additional loan agreement with the lender of the Company's existing bank loan for the provision of a deferred loan in a principal amount of NIS 150 million in March 2019. See more information in the reference above to the Company's 2017 Annual Report.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2018

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	335,801	165,362	-	-	-	95,235
Second year	335,801	80,237	-	-	-	79,998
Third year	167,562	190,345	-	-	-	66,318
Fourth year	167,562	190,345	-	-	-	55,506
Fifth year and on	367,825	1,101,659	-	-	-	112,865
Total	1,383,551	1,727,948	-	-	-	406,922

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	-	100,000	-	-	-	17,100
Second year	-	100,000	-	-	-	12,267
Third year	-	100,000	-	-	-	7,390
Fourth year	-	50,000	-	-	-	2,550
Fifth year and on	-	-	-	-	-	-
Total	-	350,000	-	-	-	39,307

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	-	28,000	-	-	-	5,488
Second year	-	28,000	-	-	-	4,122
Third year	-	28,000	-	-	-	2,740
Fourth year	-	28,000	-	-	-	1,372
Fifth year and on	-	-	-	-	-	-
Total	-	112,000	-	-	-	13,722

d.	Credit from banks abroad based on the Company's "Solo" financial data (in thousand NIS) - None.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2018 (cont'd)

e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	335,801	293,362	-	-	-	117,823
Second year	335,801	208,237	-	-	-	93,387
Third year	167,562	318,345	-	-	-	76,448
Fourth year	167,562	268,345	-	-	-	59,428
Fifth year and on	376,825	1,101,659	-	-	-	112,865
Total	1,383,551	2,189,948	-	-	-	459,951

f.	Out of the balance sheet Credit exposure based on the Company's "Solo" financial data - None.
g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None.

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS) - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	361	598	-	-	-	268
Second year	361	164	-	-	-	238
Third year	470	812	-	-	-	224
Fourth year	470	812	-	-	-	185
Fifth year and on	996	3,405	-	-	-	345
Total	2,658	5,791	-	-	-	1,260

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None.

Cellcom Israel Ltd. and Subsidiaries Condensed Consolidated Interim Financial Statements As at September 30, 2018 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at September 30, 2018

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

			Convenience
			translation
			into US dollar
			(Note 2D)
	September 30,	September 30,	September 30,	December 31,
	2017	2018	2018	2017
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Assets
Cash and cash equivalents	461	773	213	527
Current investments, including derivatives	363	421	116	364
Trade receivables	1,265	1,172	323	1,280
Current tax assets	1	14	4	4
Other receivables	80	81	22	89
Inventory	57	64	18	70

Total current assets	2,227	2,525	696	2,334

Trade and other receivables	912	852	235	895
Property, plant and equipment, net	1,597	1,604	442	1,598
Intangible assets and others, net	1,247	1,287	355	1,260

Total non- current assets	3,756	3,743	1,032	3,753

Total assets	5,983	6,268	1,728	6,087

Liabilities
Current maturities of debentures and of loans from financial institutions	617	619	171	618
Trade payables and accrued expenses	590	609	168	652
Current tax liabilities	3	-	-	4
Provisions	113	107	29	91
Other payables, including derivatives	219	269	74	277

Total current liabilities	1,542	1,604	442	1,642

Long-term loans from financial institutions	462	334	92	462
Debentures	2,353	2,531	698	2,360
Provisions	20	20	6	21
Other long-term liabilities	34	4	1	15
Liability for employee rights upon retirement, net	12	15	4	15
Deferred tax liabilities	129	106	29	131

Total non- current liabilities	3,010	3,010	830	3,004

Total liabilities	4,552	4,614	1,272	4,646

Equity attributable to owners of the Company
Share capital	1	1	-	1
Share premium	-	259	71	-
Receipts on account of share options	-	17	5	-
Retained earnings	1,426	1,374	379	1,436

Non-controlling interests	4	3	1	4

Total equity	1,431	1,654	456	1,441

Total liabilities and equity	5,983	6,268	1,728	6,087

Date of approval of the condensed consolidated financial statements: November 22, 2018.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2017	2018	2018	2017	2018	2018	2017
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Revenues	2,896	2,770	764	975	910	251	3,871
Cost of revenues	(2,000)	(1,985)	(547)	(670)	(645)	(178)	(2,680)

Gross profit	896	785	217	305	265	73	1,191

Selling and marketing expenses	(343)	(419)	(116)	(117)	(143)	(39)	(479)
General and administrative expenses	(313)	(274)	(76)	(105)	(89)	(25)	(426)
Other income (expenses), net	12	(26)	(7)	-	-	-	11

Operating profit	252	66	18	83	33	9	297

Financing income	38	38	11	12	14	4	52
Financing expenses	(152)	(137)	(38)	(51)	(44)	(12)	(196)
Financing expenses, net	(114)	(99)	(27)	(39)	(30)	(8)	(144)

Profit (loss) before taxes on income	138	(33)	(9)	44	3	1	153

Tax benefit (taxes on income)	(35)	4	1	(12)	(2)	(1)	(40)
Profit (loss) for the period	103	(29)	(8)	32	1	-	113
Attributable to:
Owners of the Company	102	(28)	(8)	32	2	-	112
Non-controlling interests	1	(1)	-	-	(1)	-	1
Profit (loss) for the period	103	(29)	(8)	32	1	-	113

Earnings (loss) per share
Basic earnings (loss) per share (in NIS)	1.02	(0.28)	(0.08)	0.32	0.01	0.002	1.11

Diluted earnings (loss) per share (in NIS)	1.02	(0.28)	(0.08)	0.32	0.01	0.002	1.10

Weighted-average number of shares used in the calculation of basic earnings (loss) per share (in shares)	100,609,241	105,395,757	105,395,757	100,616,595	113,165,757	113,165,757	100,654,935

Weighted-average number of shares used in the calculation of diluted earnings (loss) per share (in shares)	101,225,178	105,395,757	105,395,757	101,083,971	113,165,757	113,165,757	100,889,661

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the nine months ended September 30,		(Note 2D)	For the three months ended September 30,		(Note 2D)
			For the nine months ended September 30,			For the three months ended September 30,	For the year ended December 31,
	2017	2018	2018	2017	2018	2018	2017
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Profit (loss) for the period	103	(29)	(8)	32	1	-	113
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss, net of tax	1	-	-	1	-	-	1
Total other comprehensive income for the period that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	1	-	-	1	-	-	1
Total other comprehensive income for the period, net of tax	1	-	-	1	-	-	1
Total comprehensive income (loss) for the period	104	(29)	(8)	33	1	-	114
Total comprehensive income (loss) attributable to:
Owners of the Company	103	(28)	(8)	32	2	-	113
Non-controlling interests	1	(1)	-	1	(1)	-	1
Total comprehensive income (loss) for the period	104	(29)	(8)	33	1	-	114

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company
	Share capital	Share premuim	Receipts on account of share options	Retained earnings	Total	Non-controlling interests		Convenience translation into US dollar (Note 2D)
							Total equity
	NIS millions							US$ millions
For the nine months ended September 30, 2018 (Unaudited)

Balance as of January 1, 2018
(Audited)	1	-	-	1,436	1,437	4	1,441	398
Effect of initial application of IFRS 9*	-	-	-	(36)	(36)	-	(36)	(10)
Balance as of January 1, 2018 after initial application	1	-	-	1,400	1,401	4	1,405	388
Comprehensive loss for the period, net of tax	-	-	-	(28)	(28)	(1)	(29)	(8)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	2	2	-	2	-
Equity offering (see Note 6)	-	259	17	-	276	-	276	76

Balance as of September 30, 2018 (Unaudited)	1	259	17	1,374	1,651	3	1,654	456

	Attributable to owners of the Company
	Share capital	Capital reserve	Retained earnings	Total	Non-controlling interests	Total equity
	NIS millions
For the nine months ended September 30, 2017 (Unaudited)

Balance as of January 1, 2017
(Audited)	1	(1)	1,322	1,322	18	1,340
Comprehensive income for the period
Profit for the period	-	-	102	102	1	103
Other comprehensive income for the period, net of tax	-	1	-	1	-	1
Transactions with owners, recognized directly in equity
Share based payments	-	-	2	2	-	2
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	(15)	(15)
Balance as of September 30, 2017 (Unaudited)	1	-	1,426	1,427	4	1,431

* See Note 3, regarding Significant Accounting Policies - Application of a new standard effective January 1, 2018 - International Financial Reporting Standard 9 (2014), Financial Instruments ("IFRS 9” or “the standard”). According to the transitional method that was elected, comparative data were not restated.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company
	Share capital	Share premuim	Receipts on account of share options	Retained earnings	Total	Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	NIS millions							US$ millions
For the three months ended September 30, 2018 (Unaudited)

Balance as of July 1, 2018
(Unaudited)	1	259	17	1,372	1,649	4	1,653	456
Comprehensive income (loss) for the period, net of tax	-	-	-	2	2	(1)	1	-

Balance as of September 30, 2018	1	259	17	1,374	1,651	3	1,654	456
(Unaudited)

	Attributable to owners of the Company
	Share capital	Capital reserve	Retained earnings	Total	Non-controlling interests	Total equity
	NIS millions
For the three months ended September 30, 2017 (Unaudited)

Balance as of July 1, 2017
(Unaudited)	1	(1)	1,394	1,394	4	1,398
Comprehensive income for the period
Profit for the period	-	-	32	32	-	32
Other comprehensive income for the period, net of tax	-	1	-	1	-	1

Balance as of September 30, 2017	1	-	1,426	1,427	4	1,431
(Unaudited)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company
	Share capital	Capital reserve	Retained earnings	Total	Non-controlling interests	Total equity
	NIS millions
For the year ended December 31, 2017 (Audited)

Balance as of January 1, 2017 (Audited)	1	(1)	1,322	1,322	18	1,340
Comprehensive income for the year
Profit for the year	-	-	112	112	1	113
Other comprehensive income for the year, net of tax	-	1	-	1	-	1
Transactions with owners, recognized directly in equity
Share based payments	-	-	2	2	-	2
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	(15)	(15)

Balance as of December 31, 2017 (Audited)	1	-	1,436	1,437	4	1,441

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,

	2017	2018	2018	2017	2018	2018	2017
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Profit (loss) for the period	103	(29)	(8)	32	1	-	113
Adjustments for:
Depreciation and amortization	412	429	118	143	151	42	555
Share based payments	2	2	-	-	-	-	2
Gain on sale of property, plant and equipment	(2)	-	-	-	-	-	(1)
Gain on sale of shares in a consolidated company	(10)	-	-	-	-	-	(10)
Income tax expense (tax benefit)	35	(4)	(1)	12	2	1	40
Financing expenses, net	114	99	27	39	30	8	144

Changes in operating assets and liabilities:
Change in inventory	7	6	2	4	4	1	(6)
Change in trade receivables (including long-term amounts)	118	171	48	14	75	20	132
Change in other receivables (including long-term amounts)	(185)	(17)	(5)	(19)	(1)	-	(191)
Changes in trade payables, accrued expenses and provisions	(34)	(54)	(15)	(59)	(43)	(12)	(27)
Change in other liabilities (including long-term amounts)	(3)	20	6	10	(21)	(6)	28
Receipts from (payments for) derivative instruments, net	(3)	-	-	(3)	2	1	(3)
Income tax paid	(35)	(20)	(6)	(9)	(6)	(2)	(44)
Income tax received	41	-	-	41	-	-	42
Net cash from operating activities	560	603	166	205	194	53	774

Cash flows from investing activities
Acquisition of property, plant, and equipment	(274)	(270)	(74)	(37)	(102)	(28)	(346)
Additions to intangible assets and others	(171)	(167)	(46)	(77)	(58)	(16)	(237)
Acquisition of subsidiary, net of cash acquired	-	(2)	(1)	-	(2)	(1)	-
Change in current investments, net	(79)	(62)	(17)	(3)	(25)	(7)	(77)
Receipts from other derivative contracts, net	-	3	1	3	-	-	-
Proceeds from sale of property, plant and equipment	-	1	-	-	1	-	1
Interest received	10	9	3	2	2	1	12
Proceeds from sale of shares in a consolidated company, net of cash disposed	3	5	1	11	-	-	3
Net cash used in investing activities	(511)	(483)	(133)	(101)	(184)	(51)	(644)

\
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,

	2017	2018	2018	2017	2018	2018	2017
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities
Payments for derivative contracts, net	(3)	-	-	(3)	-	-	(3)
Long term loans from financial institutions	200	(78)	(21)	-	(28)	(7)	200
Repayment of debentures	(864)	(556)	(153)	(350)	(194)	(53)	(864)
Proceeds from issuance of debentures, net of issuance costs	-	618	170	-	222	61	-
Dividend paid	(1)	-	-	(1)	-	-	(1)
Interest paid	(160)	(115)	(32)	(74)	(50)	(14)	(175)
Acquisition of non-controlling interests	-	(19)	(5)	-	(19)	(5)	-
Equity offering (see Note 6)	-	275	76	-	-	-	-

Net cash from (used in) financing activities	(828)	125	35	(428)	(69)	(18)	(843)

Changes in cash and cash equivalents	(779)	245	68	(324)	(59)	(16)	(713)

Cash and cash equivalents as at the beginning of the period	1,240	527	145	785	831	229	1,240

Effect of exchange rate fluctuations on cash and cash equivalents	-	1	-	-	1	-	-

Cash and cash equivalents as at the end of the period	461	773	213	461	773	213	527

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim statements of the Group as at September 30, 2018 comprise the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular telecommunications services, landline telephony services, internet services, international calls services, television over the internet services (known as Over the Top TV services, or OTT TV services) and transmission services. The Company is controlled by Koor Industries Ltd. (directly and indirectly and through agreements with other shareholders of the Company), a wholly owned subsidiary of Discount Investment Corporation Ltd. ("DIC"), which is controlled by companies controlled by Mr. Eduardo Elsztain.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2017 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on November 22, 2018.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekel ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for the following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the nine and three month periods ended September 30, 2018, have been presented in dollars, translated at the representative rate of exchange as of September 30, 2018 (NIS 3.627 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

E.	Use of estimates and judgments

The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements.

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*
As of September 30, 2018	3.627	223.77
As of September 30, 2017	3.529	221.13
As of December 31, 2017	3.467	221.35

Increase (decrease) during the period:

Nine months ended September 30, 2018	4.61%	1.10%
Nine months ended September 30, 2017	(8.22)%	0.20%
Three months ended September 30, 2018	(0.63)%	0.20%
Three months ended September 30, 2017	0.94%	(0.50)%
Year ended December 31, 2017	(9.83)%	0.30%

*According to 1993 base index.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

Below is a description of the essence of the change made in the accounting policies used in the condensed consolidated interim financial statement and its effect:

A.          Application of a new standard effective January 1, 2018

IFRS 9 (2014), Financial Instruments

Effective January 1, 2018 the Group applied International Financial Reporting Standard 9 (2014), Financial Instruments ("IFRS 9” or “the standard”), which replaces International Accounting Standard 39, Financial Instruments: Recognition and Measurement (in this item “IAS 39”).

According to the transitional method that was elected, comparative data were not restated with an adjustment to the balance of retained earnings and other components of equity as from January 1, 2018 (the date of initial application).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A.           Application of a new standard effective January 1, 2018 (cont'd)

IFRS 9 (2014), Financial Instruments (cont'd)

Presented hereunder are the principal changes in accounting policies following application of the standard as from January 1, 2018:

Financial Instruments

Non-derivative financial liabilities

Change in terms of debt instruments
An immaterial change of terms or exchange of financial liabilities that does not cause a derecognition, is measured by discounting the new cash flows at the original effective interest rate and the difference between the present value of the financial liabilities with the new terms, and the present value of the original financial liabilities is recognized in the statement of income as profit or loss.

Impairment

Non-derivative financial assets

The Group recognizes a provision for expected credit losses in respect offinancial assets at amortized cost. The Group measures the provision for expected credit losses at an amount equal to the full lifetime expected credit losses, other than the provisions hereunder that are measured at an amount equal to the 12-month expected credit losses:

-	Debt instruments that are determined to have low credit risk at the reporting date; and
-	Other debts instruments and deposits, for which credit risk has not increased significantly since initial recognition.

The Group has elected to measure the provision for expected credit losses in respect of trade and other receivables, at an amount equal to the full lifetime expected credit losses of the trade and other receivables.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition, and when estimating expected credit losses, the Group considers reasonable and supportable information that is relevant and available with no undue cost or effort. Such information includes quantitative and qualitative information, and an analysis, based on the Group’s past experience and informed credit assessment, and it includes forward looking information.

The maximum period considered when assessing expected credit losses is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A.           Application of a new standard effective January 1, 2018 (cont'd)

IFRS 9 (2014), Financial Instruments (cont'd)

The effect on the condensed Consolidated Interim Statements of Financial position as at January 1, 2018:

	According to the previous policy	Effect of the standard*	According to IFRS 9
	NIS millions
	(Unaudited)
Trade and other receivables (including long-term amounts)*	2,175	(12)	2,163
Debentures, including current maturities**	(2,900)	(34)	(2,934)
Deferred tax liabilities	(131)	10	(121)
Retained earnings	(1,436)	36	(1,400)

*    As a result of applying IFRS 9, the allowance for doubtful debts increased due to measurement of expected credit losses for the full lifetime of the trade and other receivables.

**  As a result of applying IFRS 9, the carrying amount of debentures whose terms were changed and for which a new effective interest rate was calculated at the time of the change in terms according to IAS 39, was recalculated from the date of the change in terms using the original effective interest rate.

B.           Accounting policy for new transactions or events

Issuance of parcel of securities

The consideration received from the issuance of a parcel of securities is attributed initially to financial liabilities that are measured each period at fair value through profit or loss, and then to financial liabilities that are measured only upon initial recognition at fair value. The remaining amount is the value of the equity component. When a number of equity components are issued in a parcel of securities, the consideration of the parcel attributes to their relative fair value. The fair value of each of the components of the package, are based on the average market prices of the securities three business days after their issuance.

Direct issuance costs are attributed to the specific securities in respect of which they were incurred. Joint issuance costs are attributed to the securities on a proportionate basis according to the allocation of the consideration from the issuance of the parcel, as described above. Issuance costs that allocated to equity components are presented net from equity.

C.           New standard not yet adopted

IFRS 16, Leases

IFRS 16 (the "Standard") supersedes International Accounting Standard 17 - Leases (IAS 17). The Standard cancels the classification of leases as operating or finance leases. Instead, the Standard classifies all leases in a similar way to a finance lease, according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. IFRS 16 does not require a lessee to recognize assets and liabilities for short-term leases of up to one year and/or leases of low value assets.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

C.           New standard not yet adopted (cont'd)

IFRS 16, Leases (cont'd)

The transitional instructions of the Standard permits the lessee to apply a retrospective approach for all the lease agreements, which means to reassess the existence of a lease for each separate agreement, or alternatively to apply a practical expedient that permits continuing with the assessment made regarding existence of a lease based on the guidance in IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, with respect to leases entered into before the date of initial implementation. Furthermore, the Standard determines new and expanded disclosure requirements compared to the required disclosure under IAS 17.

The Group is considering applying the following expedients at the transition date and intends to:

(1)	retain the definition and/or assessment of whether an arrangement is a lease in accordance with current guidance with respect to agreements that exist at the date of initial implementation;
(2)	apply a single discount rate to a portfolio of leases with reasonably similar characteristics;
(3)	exclude initial direct costs from measurement of the right-of-use asset at the date of initial implementation;
(4)	use hindsight when determining the lease term if the contract includes an extension or termination option;
(5)	assess whether a contract is onerous in accordance with IAS 37 immediately before the date of initial implementation instead of assessing impairment of right-of-use assets.

The Standard is expected to affect the accounting treatment of leases of cell sites, real estate and vehicles of the Group, in which the Group is the lessee and which were classified before the date of initial implementation as operating leases.

The Group will recognize a right-of-use asset and a lease liability at initial implementation for all the leases that award it control over the use of identified assets for a specified period of time.

Material changes and expected effects:

It is noted that the information presented in this note regarding the effect of the Standard’s initial implementation is an initial assessment by the Group, and therefore the matters listed hereunder represent those matters that were identified by the Group before the date of issuing the financial statements, which may require an update as progress is made in examining the effects of the Standard’s implementation. The estimated effect of implementing the Standard on the consolidated financial statements is based on the existing lease agreements as of September 30, 2018. The effect of the Standard implementation at the date of initial implementation depends on the actual lease agreements' scope the Group will be party to from initial implementation, on the inflation rate through 2018 and other economics parameters. Therefore, the actual effects could be different from the estimate.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

C.           New standard not yet adopted (cont'd)

IFRS 16, Leases (cont'd)

The Group intends to adopt IFRS 16 as from January 1, 2019 using the cumulative effect approach, in which the Group will recognize a lease liability at the initial implementation date according to the present value of the remaining future lease payments capitalized at the incremental borrowing rate of the lessee at that date, and concurrently will recognize a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial implementation. Therefore, the implementation of the Standard is not expected to have an effect on retained earnings balance at the date of initial implementation.

For leases in which the Group is the lessee and which were classified before the date of initial implementation as operating leases, and except for when the Group has elected to apply the Standard’s expedients as aforesaid, the Group will recognize a right-of-use asset and a lease liability at the date of initial implementation for all the leases that award it control over the use of identified assets for a specified period of time. Subject to the aforementioned reservations, the Group estimates that as of the date of initial implementation, these changes are expected to result in an increase of approximately NIS 0.8 billion in the balance of right-of-use assets, an increase of approximately NIS 0.1 billion in the balance of other receivables, an increase of approximately NIS 0.2 billion in the balance of current lease liabilities and an increase of approximately NIS 0.7 billion in balance of the non-current lease liabilities.

Accordingly, depreciation expenses will be recognized in respect of the right-of-use asset, and the need for recognizing impairment of the right-of-use asset will be examined in accordance with IAS 36. Furthermore, financing expenses will be recognized in respect of lease liabilities. As from the date of initial implementation, the lease expenses relating to assets leased under an operating lease, will be capitalized and depreciated in subsequent periods as a part of depreciation expenses. Therefore, subject to the aforementioned reservations, in 2019, the Group estimates that applying the Standard is expected to cause a decrease in lease expenses of approximately NIS 0.2 billion and an increase in depreciation expenses and financing expenses in a similar amount. In addition, in 2019, the implementation of the Standard is expected to cause an increase in cash flows from operating activities of approximately NIS 0.2 billion and a decrease in cash flows from financing activities in a similar amount.

Note 4 - Operating Segments

 The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

—	Cellular segment - the segment includes the cellular communications services, cellular equipment and supplemental services.

—	Fixed-line segment - the segment includes landline telephony services, internet services, television services, transmission services, landline equipment and supplemental services.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding Significant Accounting Policies.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Nine-month period ended September 30, 2018
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the period

External revenues	1,799	971	-	2,770
Inter-segment revenues	11	110	(121)	-

Segment EBITDA*	294	203			497

Depreciation and amortization					(429)
Tax benefit					4
Financing income					38
Financing expenses					(137)
Share based payments					(2)

Loss for the period					(29)

	Nine-month period ended September 30, 2017
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the period

External revenues	2,033	863	-	2,896
Inter-segment revenues	11	123	(134)	-

Segment EBITDA*	477	187			664

Depreciation and amortization					(412)
Taxes on income					(35)
Financing income					38
Financing expenses					(152)
Share based payments					(2)
Other income					2

Profit for the period					103

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Three-month period ended September 30, 2018
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the period

External revenues	585	325	-	910
Inter-segment revenues	4	37	(41)	-

Segment EBITDA*	111	73			184

Depreciation and amortization					(151)
Taxes on income					(2)
Financing income					14
Financing expenses					(44)

Profit for the period					1

	Three-month period ended September 30, 2017
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the period

External revenues	675	300	-	975
Inter-segment revenues	4	39	(43)	-

Segment EBITDA*	160	66			226

Depreciation and amortization					(143)
Taxes on income					(12)
Financing income					12
Financing expenses					(51)
Profit for the period					32

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Year ended December 31, 2017
	NIS millions
	(Audited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the year

External revenues	2,685	1,186	-	3,871
Inter-segment revenues	14	162	(176)	-

Segment EBITDA*	595	258			853

Depreciation and amortization					(555)
Taxes on income					(40)
Financing income					52
Financing expenses					(196)
Share based payments					(2)
Other income					1

Profit for the year					113

* Segment EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for expenses in respect of voluntary retirement plans for employees, and gain (loss) due to sale of subsidiaries), depreciation and amortization and share based payments, as a measure of operating profit. Segment EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Note 5 - Debentures

A.
In January 2018, the Company issued a new series of debentures, Series L debentures, in a principal amount of approximately NIS 401 million, at an interest rate of 2.5% per annum (annual effective interest rate of 2.66%). Series L debentures principal will be payable in six installments, of which the first four installments of 15% of the principal each will be paid on January 5 of the years 2023 through 2026, and the remaining two installments of 20% of the principal each will be paid on January 5 of the years 2027 and 2028. The interest on the outstanding principal of the Series L debentures is payable on January 5 of each of the years 2019 through 2028. The series was issued at par value (NIS 1,000 per unit). The total consideration received by the Company was approximately NIS 400 million (NIS 396 million, net of issuance expenses). The debentures (principal amount and interest) are without any linkage.

The Series L debentures are unsecured and contain standard terms and conditions in addition to certain additional undertakings by the Company, generally similar to the terms of the Company's existing Series J and K debentures (for additional details, see Note 17 to the annual financial statements, regarding long-term loans from financial institutions), with a change to the additional interest to be paid in case of a two-notch downgrade in the debentures' credit rating to 0.5% (with no change to the maximum additional interest).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Debentures (cont'd)

B.
According to the Company's June 2017 undertaking in an agreement with certain Israeli institutional investors, according to which the Company irrevocably undertook to issue to the institutional investors, and the institutional investors irrevocably undertook to purchase from the Company, NIS 220 million aggregate principal amount of additional debentures of the existing series K debentures (which are listed on the Tel Aviv Stock Exchange, or TASE), on July 1, 2018, the Company issued the debentures as aforesaid, at an interest rate of 3.55% per annum (annual effective interest rate of 3.6%). The total consideration received by the Company was approximately NIS 222 million (approximately NIS 220 million net). For additional details, see Note 17 to the annual financial statements, regarding Debentures and Long-term Loans from Financial Institutions.

Note 6 - Share Capital

In June 2018, The Company issued in an offering to the public Israel only:

●	12,121,200 ordinary shares of the Company (par value NIS 0.01 per share, or ordinary shares).
●	3,030,300 Series 1 Options. Each Series 1 Option entitles the holder thereof to purchase one ordinary share at an exercise price of NIS 19.50, until December 24, 2018.
●	and 3,030,300 Series 2 Options. Each Series 2 Option entitles the holder thereof to purchase one ordinary share at an exercise price of NIS 20, until June 24, 2019.

The offering was made under the Company's 2017 shelf prospectus and the securities were registered for trading on the Tel Aviv Stock Exchange.

The immediate total net consideration received by the Company from the offering was approximately NIS 275 million.

Note 7 - Financial Instruments

Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, trade and other payables, including derivatives and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	September 30,				December 31,
	2017		2018		2017
	Book value	Fair value*	Book value	Fair value*	Book value	Fair value*
	NIS millions		NIS millions		NIS millions
Debentures including current maturities and accrued interest	(2,918)	(3,252)	(3,051)	(3,240)	(2,954)	(3,288)

Long-term loans from financial institutions including current maturities and accrued interest	(547)	(594)	(468)	(493)	(540)	(574)

*   The fair value of marketable debentures is determined by reference to the market price at the reporting date (level 1), with the addition of principal and interest amounts, which were paid during the following month.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.
Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
Level 3: inputs that are not based on observable market data (unobservable inputs).

	September 30, 2018
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities and shares	417	-	-	417
Derivatives	-	4	-	4
Total assets	417	4	-	421
Financial liabilities at fair value through profit or loss
Derivatives	-	(16)	-	(16)
Total liabilities	-	(16)	-	(16)

	September 30, 2017
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities and shares	359	-	-	359
Derivatives	-	4	-	4
Total assets	359	4	-	363
Financial liabilities at fair value through profit or loss
Derivatives	-	(21)	-	(21)
Total liabilities	-	(21)	-	(21)

	December 31, 2017
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities and shares	361	-	-	361
Derivatives	-	3	-	3
Total assets	361	3	-	364
Financial liabilities at fair value through profit or loss
Derivatives	-	(18)	-	(18)
Total liabilities	-	(18)	-	(18)

During the reporting period, there have been no transfers between Levels 1 and 2.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 - Financial Instruments (cont'd)

(3)	Valuation methods to determine fair value

Foreign currency options - fair value is measured based on the Black-Scholes formula.

Forward contracts - fair value is measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustments required for the parties’ credit risks.

Note 8 - Revenues

Composition

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2017	2018	2017	2018	2017
	(Unaudited)		(Unaudited)		(Audited)
	NIS millions

Revenues from equipment	689	663	238	198	952

Revenues from services:
Cellular services	1,365	1,199	450	405	1,777
Land-line communications services	739	804	253	273	1,004
Other services	103	104	34	34	138
Total revenues from services	2,207	2,107	737	712	2,919
Total revenues	2,896	2,770	975	910	3,871

Note 9 - Commitments

1.
In April 2018, Marathon 018 Xfone Ltd., with which the Company entered a network sharing and hosting agreement, commenced operating in the Israeli cellular market. For additional details, see Note 30(D) to the annual financial statements, regarding Commitments.

2.
In July 2018, the Company entered a collective employment agreement with its employees' representatives and the Histadrut (an Israeli union labor) for a three year period until the end of 2020, which is similar to the Company's previous collective employment agreement (which expired at the end of 2017) and includes certain nonmaterial additions.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 10 - Other Expenses

In May 2018, the Group, in collaboration with the employees' representatives, launched a new voluntary retirement plan for employees, following which, the Company recorded an expense in an amount of approximately NIS 26 million in the second quarter of 2018 with respect to employees who joined this plan.

Note 11 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, though events may occur in the course of the litigation that may require a reassessment of this risk and, consequently, a revision to the amount of the provision. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements as of September 30 2018, in respect of all lawsuits against the Group amounts to approximately NIS 54 million. There can be no guarantee that the actual costs of the lawsuits will not be more than the provision.

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, nineteen purported class actions have been filed against the Group (five of which were included in Note 31(A) to the annual financial statements): nine purported class actions with aggregate amounts claimed estimated by the plaintiffs of approximately NIS 386 million, a purported class action against the Group, for a sum estimated by the plaintiffs of tens of millions of NIS, four purported class actions against the Group, in which the amount was not quantified, four purported class actions against the Group and other defendants together, in which the aggregate amounts claimed were estimated by the plaintiffs to be approximately NIS 142 million, without specifying the amount claimed from the Group and a purported class action against the Group and other defendants together, in which the amount was not quantified.

During the reporting period, eight purported class actions (three of which were reported as dismissed in Note 31(A) to the annual financial statements), were concluded: seven purported class actions against the Group for a total sum of approximately NIS 666 million, and a purported class action against the Group, in which the amount claimed has not been quantified by the plaintiffs.

In February 2018, the Company appealed the approval of allegation to the Supreme Court on District Court decision from December 2017, to certify as a class action, a lawsuit filed against the Company in May 2015, relating to an allegation that the Company unlawfully charged some of its subscribers for call details reports and the plaintiffs appealed the dismissal of other allegations. The total amount claimed was not quantified by the plaintiffs.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 11 - Contingent Liabilities (cont'd)

Consumer claims (cont'd)

In April 2018, a request to certify a lawsuit filed against the Company in December 2014 was approved as class action, relating to an allegation that the Company unlawfully charged subscribers who disconnected from the Company's services during a certain billing month for the full month. The total amount claimed was not quantified by the plaintiff.

In July 2018, a request to certify a lawsuit filed against the Company in June 2015 was approved as a class action, relating to an allegation that the Company unlawfully charged subscribers for collection expenses due to lack of payment or late payment relating to part of the lawsuit causes of action. The total amount claimed relating to the original lawsuit was estimated by the plaintiffs to be millions of NIS.

After the end of the reporting period, a purported class action has been filed against the Group and other defendants together, in a total amount estimated by the plaintiffs to be approximately NIS 15 million, without specifying the amount claimed from the Group. At this early stage it is not possible to assess its chances of success.

After the end of the reporting period, three purported class actions against the Group, in which the total amount claimed was estimated by the plaintiffs to be approximately NIS 8 million, were concluded.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: November 23, 2018	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary